

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 15, 2010

Rick C. Wood- Principal Financial Officer
Alpine Air Express, Inc.
1177 Alpine Air Way
Provo, Utah 84601

>   **Re: Alpine Air Express, Inc.**
>   **Form 10-K for the fiscal year ended October 31, 2009**
>   **File Number: 000-27011**

Dear Mr. Wood:

We have reviewed your filings and have the following comments. Where indicated, we think you should restate your filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Fiscal Year Ended October 31, 2009

Item 2- Description of Properties

1. Item 102 of Regulation S-K requires you to state briefly the location and general character of materially important physical properties. In particular, Note 1 to Item 102 of Regulation S-K indicates that such information is required to inform investors as to the suitability, adequacy, productive capacity, and extent of utilization of such properties. In this regard, we suggest you present a table summarizing your fleet of aircraft. Please indicate whether each aircraft is owned or leased, and consider using the aircraft tail number in order to be consistent with your disclosures in Note 9 to your financial statements. For leased aircraft, we suggest you include the name of the lessor.

Item 7- Management Discussion and Analysis of Financial Condition and Results of Operations

2. You indicate that aircraft previously used in your Hawaii operations have been redeployed to the mainland and are being used as spare aircraft in your operations. In this regard, please tell us the number of aircraft involved and whether such aircraft are currently idle or in use. In addition, please tell us how the diminished use of these aircraft was considered in your impairment analysis with regard to long-term assets.

Liquidity and Capital Resources

3. Liquidity should be discussed on both a long-term and short-term basis. Accordingly, you should include a discussion of the sufficiency of your resources to satisfy ongoing cash requirements for the next twelve months and on a long-term basis. See Regulation S-K, Item 303(a), Instruction #5. In addition, please revise and expand upon your liquidity disclosures to include the information required within Section IV of FR-72 (Release No. 33-8350). Your disclosure should focus on addressing the following items:
     - An evaluation of the amounts and certainty of cash flows;
     - The existence and timing of commitments for capital expenditures and other known and reasonably likely cash requirements;
     - Discussion and analysis of known trends and uncertainties; and
     - Discussion of prospective information regarding companies' sources of and needs for capital, except where otherwise clear from the discussion.
   As noted in FR-72, the discussion and analysis of this information should provide a clear picture of your ability to generate cash and to meet existing and known or reasonably likely future cash requirements. For example, given the possibility that your preferred shares may be called for redemption in the future, discuss how you would expect to fund such a redemption.

Results of Operations

4. A significant portion of the disclosures with respect to your results of operations states, in narrative form, dollar and percentage changes in your revenues and expenses. In addition, while you discuss certain factors to which changes are attributable, you do not quantify all of these factors nor analyze the underlying business reasons for the changes. We believe your disclosures could be improved by:

    - using tables to present dollar and percentage changes in amounts, rather than including such information in narrative form;
    - using additional tables to list, and quantify all of the material individual factors to which changes in amounts are attributable;
    - refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above;
    - ensuring that all material factors are quantified and analyzed; and
    - quantifying the effects of changes in both price and volume on revenue and expense categories, where appropriate.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

5. The Report of Independent Registered Accounting Form does not comply with Rule 2-02 of Regulation S-X. In particular, the accountant's report must indicate the city and state where issued. As such, please revise your filing to include an appropriate accounting report.

Consolidated Balance Sheets

6. Based on the disclosure in Note 11, your preferred stock should be classified outside of stockholders' equity. In this regard, we note that you exchanged your own preferred stock in return for the preferred stock of your Alpine Aviation subsidiary during 2007. However, paragraph 4 of EITF Topic D-98 continued to be applicable after the 2007 exchange and the preferred stock should have been reclassified outside of permanent capital. We understand that (i) the preferred stock is convertible at any time into common stock, and (ii) the Holder cannot call for redemption of the preferred stock until after December 31, 2011. However, these facts do not affect the requirement to classify your preferred stock outside of permanent equity. Therefore, please restate your balance sheets to classify your preferred stock outside of permanent equity.

7. As a related matter, we note that you have redeemed a portion of the preferred stock in each of the last two fiscal years. Accordingly, we suggest that you present a table in Note 11 detailing the changes in the number of shares and related carrying amounts for your preferred stock. This activity is currently reflected in your Statement of Stockholders' Equity, but should be removed upon restatement of your balance sheets (as discussed above).

Notes to the Consolidated Financial Statements

Note 1- Summary of Significant Accounting Policies

Engine Overhauls

8. You indicate that airframe component overhauls are capitalized and depreciated over the estimated useful life of the engine and airframe components. However, ASC Topic 908-360-35-6 indicates that the actual cost of each overhaul shall be amortized to the next overhaul. Please advise or revise.

Note 9- Long Term Debt

9. Based on the maturity dates of your notes as well as the capital lease obligations due within the next fiscal year, it is not clear how you arrived at the current portion of your long-term debt. Please advise.

Item 9A(T)- Controls and Procedures

10. In light of the fact that you restated your financial statements, please tell us how you determined that you had effective internal controls over financial reporting.

Item 15- Exhibits

11. Please refer to Item 601 of Regulation S-K and provide or incorporate by reference, as applicable, all required exhibits. For example, you should file your articles of incorporation, bylaws, and preferred stock agreement.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at 202-551-3312 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief